UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Advanced Credit Technologies Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

0751D102
(CUSIP Number)

Gooday Dental. L.L.C. 173-31 Jamaica Ave Queens N.Y. 11432 (646) 932-2860
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9th 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gooday Dental L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.87%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock $.001 par value per share of (ACRT) Advanced Credit Technologies Inc., a Nevada corporation. The principal executive offices of the issuer are located at 871 Venetia Bay Blvd. Suite #220, Venice FL, 34285

Item 2.  Identity and Background.

a.	Name

Gooday Dental L.L.C.

b.	Residence or Business Address

173-31 Jamaica Ave
Queens N.Y. 11432

c.	Occupation

Robert Bongiorno's principal occupation or employment is serving as owner of Gooday Dental L.L.C. The principal address of Bongiorno which also serves as his principal office is 173-31 Jamaica ave, Queens NY, 11432.

d.	Convictions

Reporting Person has not been convicted in criminal proceeding during the last five years.

e.	Civil Judgments

Reporting Person has not been a party to a civil proceeding during the last five years.

f.	Citizenship

Delaware

Item 3.  Source or Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

This filing is being made as a result of the pending effectiveness of the issuer's registration statement on form 10-Q on September 30th 2015.

Describe any plans or proposals which relate to or would result in:

a.	An Acquisition or Disposition

b.	A Corporate Transaction:

c.	A Sale or Transfer of Assets:

d.	A Change in Board of Directors:

e.	A Change in Capitalization:

f.	Other Material Change:

g.	Changes to Charter

h.	Causing Delisting:

i.	Termination of Registration:

j.	A Similar Action:

Item 5.  Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Pursuant to Rule 13d at the close of business on ( the date) Gooday Dental L.L.0 may be deemed to be owner of 2,500,000 shares of the Stock which constitutes approximately 6.87% of the 36,370,000 Shares of the Stock outstanding on ( the Date) Gooday Dental LLC either directly or indirectly has the power to dispose or direct the disposition of, such Shares of Stock.

b.	For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Transaction Date	Shares Purchased (Sold)	Price per Share or Unit

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

Item 7.  Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/10/16

Gooday Dental L.L.C.

By:	/s/ Robert Bongiorno
Name: Robert Bongiorno
Title: Owner